EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 13, 2004

LJ INTERNATIONAL REVENUE RISES 30% IN FIRST QUARTER 2004

Operating Income Up 32% as Jewelry Firm Begins Expansion Into China’s Retail Market

First Quarter Highlights:

•	Revenue of $14.5 million, up 30% from $11.1 million in the first quarter of 2003.

•	Net income of $421,000, or $0.04 per fully diluted share, compared to $358,000, also $0.04 per share, a year earlier. This is the Company’s seventh straight profitable quarter.

•	Operating income of $572,000, up 32% from $434,000 in the first quarter of 2003.

•	Balance sheet remains strong with over $5.3 million in cash and zero long-term debt

•	Company makes significant move into China during first quarter, with new Hong Kong showroom and Mainland Chinese Government approval for accelerated expansion.

HONG KONG and LOS ANGELES, May 13, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced financial results for the first quarter of 2004, ending March 31.

The year-over-year revenue increase continued the trend of the past year, when sales rose 26% from 2002 to 2003. The Company attributed the first-quarter rise in sales to acceptance of new products, new customers as well as an increase in orders from existing customers.

During the first quarter, LJI made its first significant entry into the mainland Chinese retail jewelry market, opening up its first Hong Kong showroom and gaining government approval to expand its product lines into China. Since the end of the first quarter it has announced two other major Chinese marketing initiatives. One is a memorandum of understanding to market and sell LJI jewelry through a joint venture with China Commerce Group a leading China-based operator of several retail outlets including the upscale ''China Friendship Shops,’’ Hualian Department Stores and Juntai Department stores, among others. The other is a new strategic vendor partnership under which LJI is now selling jewelry featuring colored stones through the global retailer Carrefour. Carrefour is the second largest retailer in the world and the operator of 35 giant “hypermarkets” in China.

The Company also announced in the first quarter that it had received initial orders from Australia’s largest TV home shopping network, and it announced that it had received a $1.3 million order for colored-stone jewelry from the largest warehouse club chain in the U.S.

“Our first-quarter financial results, which were at the higher end of our earlier guidance, clearly indicate that LJI is successfully executing its expansion strategy,” said Yu Chuan Yih, LJI’s chairman and CEO. “The combination of new product introductions and new customers are the primary reasons behind our sales growth. Our plans to rapidly expand into the fast-growing Chinese consumer market are expected to generate a new and growing revenue channel for LJI in the current and coming years. Excluding potential contributions from China, we continue to remain comfortable with double digit revenue growth in the coming quarters. Earnings should also be favorably impacted by our progress in growing sales while decreasing our overall expenses as a percentage of overall sales.”

Balance Sheet Continues to Strengthen

As of March 31, 2004, LJI reported cash and cash equivalents of $5.34 million with zero long-term debt. The strength in the Company’s balance sheet should provide LJI with the necessary financial flexibility to execute on its growth initiatives, particularly as it begins its penetration of the Chinese market.

Company Sees Continued Sales Growth

For the second quarter of 2004, the Company said it expected sales to total between $13.5 million and $14.0 million, or 12% to 21% above the $11.6 million reported in the second quarter of 2003. It indicated that revenues appear to be on track to reach its 2004 full-year target of approximately $68 million, representing an approximate 17% gain over the $58.2 million reported for all of 2003. The Company is projecting EPS between $0.01 to $0.02 for the second quarter of 2004.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

Conference Call Information

LJI will be conducting a conference call today at 11:00 a.m. EST to discuss first quarter results. If you would like to participate live via phone, please dial 877-407-8031 and ask for LJ International, Inc. call. International callers can dial 201-689-8031.

About LJ International

LJ International Inc. is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	March 31	December 31
	2004	2003
	(Unaudited)
ASSETS	US$	US$
Current assets:
Cash and cash equivalents	5,340	2,722
Restricted cash	5,913	5,931
Trade receivables, net of allowance for doubtful accounts (US$159 as of March 31, 2004 and December 31, 2003)	10,804	15,243
Derivative contracts	721	651
Inventories	23,526	21,487
Prepayments and other current assets	4,562	3,726

Total current assets	50,866	49,760
Properties held for lease, net	1,493	1,506
Property, plant and equipment, net	4,728	4,931
Due from related parties	508	508
Goodwill, net	1,521	1,521
Investment securities, net	2,460	2,460

Total assets	61,576	60,686

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,294	1,312
Notes payable, current portion	1,550	1,516
Capitalized lease obligation, current portion	18	18
Letters of credit, gold and other loans	14,719	16,737
Embedded derivative	1,501	1,430
Trade payables	5,764	8,417
Accrued expenses and other payables	5,195	2,864
Income taxes payable	322	326
Deferred taxation	87	87

Total current liabilities	32,450	32,707
Other payables, non-current	73	77

Total liabilities	32,523	32,784

Minority interest	—	—
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued —
10,650,576 shares as of March 31, 2004; 9,890,006 shares as of December 31, 2003	107	99
Additional paid-in capital	20,524	19,802
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	8,573	8,152

Total stockholders’ equity	29,053	27,902

Total liabilities and stockholders’ equity	61,576	60,686

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31
	2004	2003
	US$	US$
Operating revenue	14,497	11,139
Costs of goods sold	(11,061)	(8,286)

Gross profit	3,436	2,853
Selling, general and administrative expenses	(2,864)	(2,419)

Operating income	572	434
Other revenue and expense
Other revenues	32	60
Interest expenses	(182)	(144)

Income before income taxes and minority interest	422	350
Income taxes	(1)	—

Income before minority interest	421	350
Minority interest	—	8

Net income	421	358

Numerator:
Net income used in computing basic and diluted earnings per share	421	358

Denominator:
Weighted average number of shares used in calculating basic earnings per share	10,381,000	8,353,415
Effect of dilutive potential ordinary shares:
Warrants & stock options	1,523,788	—

Weighted average number of shares used in calculating diluted earnings per share	11,904,788	8,353,415

Earnings per share:
Basic	0.04	0.04

Diluted	0.04	0.04